UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

REGULATION A OFFERING STATEMENT

UNDER THE SECURITIES ACT OF 1933

This Form 1-SA is to provide an	X	Semi-Annual Report OR	Special Financial Report for the
semi-annual period ended	06/30/2020

Exact name of issuer as specified in the issuer’s charter:	Generation Income Properties, Inc.

Jurisdiction of incorporation/organization:	Maryland

I.R.S. Employer Identification Number:	47-4427295

Address of Principal Executive Offices:	401 East Jackson Street, Suite 3300, Tampa, Florida 33602

Title of each class of securities issued pursuant to Regulation A:	Common Shares

Summary Information Regarding Prior Offerings and Proceeds

The following information must be provided for any Regulation A offering that has terminated or completed prior to the filing of this Form 1-SA, unless such information has been previously reported in a manner permissible under Rule 257. If such information has been previously reported, check this box    X    and leave the rest of Part I blank.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PERSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2020

GENERATION INCOME PROPERTIES, INC.

(Exact name of registrant as specified in its charter)

Commission File Number: 24R-00019

Maryland	47-4427295
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

401 East Jackson Street, Suite 3300

Tampa, FL 33602

(Full mailing address of principal executive offices)

Telephone: (813)-448-1234

(Issuer’s telephone number, including area code)

with copies to:

Curt Creely, Esq.

Foley & Lardner, LLP

100 North Tampa Street, Suite 2700

Tampa, Florida 33602

Telephone: (813) 225-4122

Item 1.   Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cautionary Statement Regarding Forward-Looking Statements

This Semi-Annual Report on Form 1-SA contains forward-looking statements. You can generally identify forward-looking statements by our use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” “continue,” or other similar words. You should not rely on these forward-looking statements because the matters they describe are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond our control.

Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information.  Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain.  Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements.

Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report and should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes and other financial information included elsewhere in our offering circular and the amendments and supplements thereto. Some of the information contained in this discussion and analysis, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties and when considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. You should review the “Risk Factors” section of the offering circular for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance.  Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

All figures provided herein are approximate.

Overview

Generation Income Properties, Inc. (“Company”, “we”, “our”, and “us”) is an internally managed Maryland corporation focused on acquiring and investing in net lease commercial retail, office and industrial properties located primarily in major cities in the United States.  Our purpose is to acquire and invest in net lease properties located primarily in major United States cities, with an emphasis on the major coastal markets. We seek geographic diversity in our investments, although we view attractive opportunities as more important than geographic mix in our investment objectives. Although we are not currently a real estate investment trust (REIT), we intend to elect and qualify to be taxed as a REIT for federal income tax purposes commencing with our taxable year ending December 31, 2020, and to conduct our operations so as to maintain that tax qualification. We were incorporated as a Maryland corporation on June 6, 2015.

Our Investments

The following are characteristics of our properties as of June 30, 2020:

●

Creditworthy Tenants. Approximately 78% of our portfolio’s annualized base rent as of June 30, 2020 was derived from tenants that have (or whose parent company has) an investment grade credit rating from a recognized credit rating agency of “BB” or better. Our largest tenants are the General Service Administration, PRA Group and Pratt & Whitney, all who have an ‘BB-’ credit rating or better from S&P Global Ratings and contributed approximately 70.0% of our portfolio’s annualized base rent as of June 30, 2020.

●

100% Occupied with Long Duration Leases. Our portfolio is 100% leased and occupied. The leases in our initial portfolio have a weighted average remaining lease term of approximately 7.4 years (based on annualized base rent as of June 30, 2020).

●

Contractual Rent Growth. Approximately 42% of the leases in our initial portfolio (based on annualized base rent as of June 30, 2020) provide for increases in contractual base rent during the current term. In addition, approximately 63% (based on annualized base rent as of June 30, 2020) of the leases in our initial portfolio allow for increases in base rent during the lease extension periods.

●	Average Effective Annual Rental per Square Foot. Average effective annual rental per square foot is $17.51. We generally depreciate all properties on a straight line basis over a 30 – 50 year period.

Given the nature of our leases, our tenants either pay the realty taxes directly or reimburse us for such costs. We believe all of our properties are adequately covered by insurance.

As of the date of this report, we have acquired six assets:

●

A single tenant retail condo (3,000 square feet) located at 3707-3711 14th Street, NW, Washington, D.C., purchased in June 2017 for approximately $2.6 million including fees, costs and other expenses that is leased to 7-Eleven Corporation.

●

A single tenant retail stand-alone property (2,200 square feet) located at 1300 South Dale Mabry Highway in Tampa, Florida purchased in April 2018 for approximately $3.6 million with a corporate Starbucks Coffee as the tenant. The building was purchased with debt financing of $3.7 million, which was subsequently refinanced by a new mortgage loan in the amount of $11.3 million secured by this building, our Washington D.C. property described above and our Huntsville, Alabama property described below.

●

A single tenant industrial building (59,000 square feet) located at 15091 Alabama Highway 20, in Huntsville, AL purchased for $8.4 million in December 2018 that is leased to the Pratt & Whitney Automation, Inc.. The acquisition of the building was funded by debt financing of $6.1 million and preferred equity in one of our subsidiaries of $2.2 million. The debt incurred in connection with the acquisition of this building was subsequently refinanced by a new mortgage loan in the amount of $11.3 million described below and we redeemed the preferred equity interest in full on December 18, 2019

●

An approximately 15,000-square-foot, single tenant Walgreens in Cocoa, Florida purchased in September 2019 for total consideration of approximately $4.5 million. The acquisition was funded with a Redeemable Non-Controlling Interest contribution to one of our subsidiaries of $1.2 million and by debt financing of approximately $3.4 million.

●

A two-tenant office building (72,000 square feet) in Norfolk, Virginia acquired in September 2019 for total consideration of approximately $11.5 million and occupied by the United States General Services Administration and Maersk Line, Limited, an international shipping company, as tenants. The acquisition of the building was funded by issuing 993,000 common units in our Operating Partnership, priced at $5.00 per unit, for a total value of $4,965,000 plus an additional $822,000 in cash, and the assumption of approximately $6.0 million of existing mortgage debt which was subsequently refinanced with a new $8.3 million mortgage loan.

●

A single tenant office building (35,000 square feet) in Norfolk, Virginia acquired in September 2019 for approximately $7.1 million that is leased to PRA Holdings Inc. This acquisition was funded with the issuance of 406,650 common units in our Operating Partnership, priced at $5.00 per unit, for a total value of $2,033,250 plus an additional $100,000 in cash, and the assumption of approximately $5.2 million of existing mortgage debt.

The table below presents an overview of the properties in our portfolio as of June 30, 2020, unless otherwise indicated:

Property Type	Property Location	Rental Square Feet	Tenant(s)	S&P Credit Rating (1)	Lease Expiration Date	Remaining Lease (Years)	Options (Number x Years)	Tenant Extension Contractual Rent Escalations	Annualized Base Rent (2)	Annualized Base Rent per Sq. Ft.	Base Rent as a % of Total
Retail	Washington	3,000	7-Eleven	AA-	3/31/2026	5.8	2 x 5	Yes	$ 118,000	$ 39.33	3.6%
	DC		Corporation

Retail	Tampa, FL	2,200	Starbucks	BBB+	2/29/2028	7.8	4 x 5	Yes	$ 182,500	$ 82.95	5.6%

Industrial	Huntsville,	59,091	Pratt & Whitney	BBB+	1/31/2029	8.7	2 x 5	Yes	$ 684,996	$ 11.59	21.0%
	AL		Automation, Inc.

Retail	Cocoa, FL	15,120	Walgreen Co. (3)	BBB	12/31/2029	9.5	3 x 5	No	$ 313,480	$ 20.73	9.6%

Office	Norfolk,	49,902	General Services	AA+	09/17/2028	8.3	—	No	$ 882,476	$ 17.68	27.0%
	VA		Administration of
			the United States of America

	Norfolk,	22,247	Maersk Line,	BBB-	12/01/2021	1.4	2 x 5	Yes	$ 364,648	$ 16.39	11.2%
	VA		Limited

Office	Norfolk,	34,847	PRA Holdings,	BB-	08/31/2027	7.3	1 x 5	Yes	$ 717,661	$ 20.59	22.0%
	VA		Inc. (4)

Total		186,407							$ 3,263,761	$ 17.51

__________

(1)	Tenant, or tenant parent, rated entity.
(2)	Annualized cash base rental income in place as of June 30, 2020. Our leases do not include tenant concessions or abatements.
(3)	Tenant has the right to terminate on the following dates: July 31, 2028, July 31, 2033, July 31, 2038, July 31, 2043, July 31, 2048, July 31, 2053, July 31, 2058 and July 31, 2063.
(4)	Tenant has the right to terminate the lease on August 31, 2024 subject to certain conditions.

We currently have one outstanding agreement to acquire a property:

●

A purchase agreement on August 24, 2018 for the purchase of an approximately 5,800-square-foot free-standing condominium unit located at 7100 Maritime Woods Drive, Manteo, North Carolina, solely occupied by the United States of America, for a total consideration of approximately $1.7 million. The single-tenant property is in a coastal area of North Carolina. During our due diligence with respect to the North Carolina Property, we discovered certain deficiencies with respect to the condominium documents relating to the North Carolina Property and the parties entered into an amendment to the Purchase and Sale Agreement on November 21, 2018 extending our inspection period with respect to the North Carolina Property to within forty-five days of our acceptance and satisfaction of the corrective actions taken by the seller with respect to the deficiencies. We anticipate completing the acquisition of the condominium unit in October 2020.

On February 11, 2020, the Company obtained a $11.3 million loan from DBR Investments Co. Limited and used the proceeds (i) to refinance the $3.7 million note secured by our 7-Eleven property and our Starbucks Property, (ii) to refinance the $6.1 million note secured by our Pratt and Whitney Property, (iii) to prepay $800,000 of the outstanding principal of the $1.9 million secured, non-convertible promissory note issued by our Operating Partnership and (iv) for working capital purposes. The $11.3 million loan is secured by first priority mortgages on our 7-Eleven property, our Starbucks property and our Pratt and Whitney property.

Distributions

From inception through the date of this filing, we have distributed approximately $510,000 to common stockholders. Because we have not yet generated a profit, distributions have been made from offering proceeds

Results of Operations

On February 29, 2016, our initial offering was qualified by the SEC and subsequently the Company has spent the majority of its efforts on fundraising operations and implementing our business plan including by acquiring our six properties.

Three Months Ended June 30, 2020 Compared to the Three Months Ended June 30, 2019

Revenue

During the three-month period ended June 30, 2020, total revenues from operations were $877,604 as compared to $277,912 for the three-month period ended June 30, 2019. Revenues increased approximately $599,700 due to three additional properties generating revenue for the three months ended June 30, 2020.

Operating Expenses

During the three-month periods ended June 30, 2020 and 2019, we incurred total expenses of $1,120,328 and $881,120, respectively, which included total general, administrative and organizational (“GAO”) of $180,688 for 2020 and $507,598 for 2019. The approximate $327,000 decrease in GAO expenses is due in part to the non recurrence of certain costs associated with a public company such as the $305,000 stock compensation for our investment bank, decreased legal and professional fees of approximately $85,000 offset in part by increased other corporate costs (including insurance, rent, and other items) of approximately $64,000.

During the three-month period ended June 30, 2020 and 2019, we incurred building expenses of $166,167 and $22,901, respectively. The increase is due to the three additional properties which were owned for the entire three months in 2020 of which two of the properties are office buildings for which we bear the costs of utilities, repairs, maintenance and other operating expenses.

During the three-month period ended June 30, 2020 and 2019, we incurred depreciation and amortization expense of $363,001 and $99,941, respectively. The increase is due to the additional three properties which were owned for the three months in 2020.

During the three-month periods ended June 30, 2020 and 2019, we incurred interest expense on debt and the amortization of debt issuance costs of $350,163 and $138,666 respectively. The increase in interest expense incurred is the result of mortgages for the additional properties purchased in 2019.

During the three-month period ended June 30, 2019, we agreed to a $85,000 settlement for the termination of an agreement which had allowed for the opportunity to develop single tenant, net lease buildings throughout the U.S. over the next several years. The Company decided to terminate this agreement due to the inability to agree to terms on the development of individual locations.

During the three-month period ended June 30, 2020 and 2019, we incurred compensation costs of $60,309 and $27,014 respectively. The increase is reflective of additional personnel hires and their related compensation for the three-month period in 2020.

Income Tax Benefit

We did not record an income tax benefit for the three-months ended June 30, 2020 or 2019 because we have been in a net loss situation since inception and have recorded a valuation allowance to offset any tax benefits generated by the operating losses.

Net Loss

During the three-month periods ended June 30, 2020 and 2019, a net loss of $242,724 and $603,208, respectively. The decrease in net loss was the result of increased revenues and decreased GAO costs offset by increased building expenses, depreciation and amortization and interest expense.

Net Income Attributable to Non-controlling Interests

During the three-month period ended June 30, 2020, net income attributable to non-controlling interest was $39,851 as compared to $109,854 for the three months ended June 30, 2019. The decrease is attributable to the redemption of the non-controlling interest for our Alabama property in December 2019.

Net Loss Attributable to Shareholders

During the three-month periods ended June 30, 2020 and 2019, we generated a net loss attributable to our shareholders of $282,575 and $713,062, respectively.

Six Months Ended June 30, 2020 Compared to the Six Months Ended June 30, 2019

Revenue

During the six-month period ended June 30, 2020, total revenues from operations were $1,758,242 as compared to $552,118 for the six-month period ended June 30, 2019. Revenues increased approximately $1,206,000 due to three additional properties generating revenue for the six months ended June 30, 2020.

Operating Expenses

During the six-month periods ended June 30, 2020 and 2019, we incurred total expenses of $2,352,154 and $1,259,866, respectively, which included total GAO of $422,052 for 2020 and $608,398 for 2019. The approximate $186,000 decrease in GAO expenses is due in part to the non recurrence of certain costs associated with a public company such as the $305,000 stock compensation for our investment bank, decreased legal and professional fees of approximately $18,000 offset in part by increased other corporate costs (including insurance, rent, and other items) of approximately $90,000 and stock compensation of $47,000.

During the six-month periods ended June 30, 2020 and 2019, we incurred building expenses of $355,628 and $49,361, respectively. The increase is due to the three additional properties which were owned for the entire six months in 2020 of which two of the properties are office buildings for which we bear the costs of utilities, repairs, maintenance and other operating expenses.

During the six-month periods ended June 30, 2020 and 2019, we incurred depreciation and amortization expense of $720,019 and $199,715, respectively. The increase is due to the additional three properties which were owned for the six months in 2020.

During the six-month periods ended June 30, 2020 and 2019, we incurred interest expense on debt and the amortization of debt issuance costs of $726,453 and $263,087 respectively. The increase in interest expense incurred is the result of mortgages for the additional properties purchased in 2019.

During the six-month periods ended June 30, 2019, we agreed to a $85,000 settlement for the termination of an agreement which had allowed for the opportunity to develop single tenant, net lease buildings throughout the U.S. over the next several years. The Company decided to terminate this agreement due to the inability to agree to terms on the development of individual locations.

During the six-month periods ended June 30, 2020 and 2019, we incurred compensation costs of $128,002 and $54,305 respectively. The increase is reflective of additional personnel hires and their related compensation for the six-month period in 2020.

Income Tax Benefit

We did not record an income tax benefit for the six-months ended June 30, 2020 or 2019 because we have been in a net loss situation since inception and have recorded a valuation allowance to offset any tax benefits generated by the operating losses.

Net Loss

During the six-month period ended June 30, 2020 and 2019, we generated a net loss of $593,912 and $707,748, respectively. The decrease in net loss was the result of increased revenues and decreased GAO costs offset by increased building expenses, depreciation and amortization and interest expense.

Net Income Attributable to Non-controlling Interests

During the six-month period ended June 30, 2020, net income attributable to non-controlling interest was $182,695 as compared to $212,995 for the six months ended June 30, 2019. The variance is attributable to the redemption of the non-controlling interest for our Alabama property in December 2019 offset in part by the increase in distributions of $122,469 paid to the limited partnership interests in our Operating Partnership.

Net Loss Attributable to Shareholders

During the six-month periods ended June 30, 2020 and 2019, we generated a net loss attributable to our shareholders of $776,607 and $920,743, respectively.

Liquidity and Capital Resources

General

We require capital to fund our investment activities and operating expenses. Our capital sources may include net proceeds from offerings of our equity securities, cash flow from operations and borrowings under credit facilities. As of August 7, 2020, we had total cash (unrestricted and restricted) of approximately $0.8 million, properties with a cost basis of $39.0 million and outstanding debt of approximately $29.0 million.

We are currently dependent upon the net proceeds from our initial offering to conduct our operations. We currently obtain the capital required to primarily invest in and manage a diversified portfolio of commercial net lease real estate investments and conduct our operations from the proceeds of our initial offering, debt financing, preferred minority interest obtained from third parties and from any undistributed funds from our operations.

We anticipate that proceeds from our initial offering combined with the revenue generated from investment properties and proceeds from debt arrangements will provide sufficient liquidity to meet future funding commitments for the next 12 months. If we are unable to raise additional funds, we will make fewer investments resulting in less diversification in terms of the type, number, and size of investments we make. Our inability to raise substantial, additional funds would increase our fixed operating expenses as a percentage of gross income, reducing our net income and limiting our ability to make distributions.

As of June 30, 2020 and the year ended December 31, 2019, we had approximately $1.0 million and $1.4 million, respectively, of cash on hand. As of June 30, 2020 and the year ended December 31, 2019, we had total current liabilities (excluding the current portion of the acquired lease intangible liability) of approximately $0.3 million and $0.6 million, respectively. As of June 30, 2020, principal payments on mortgage loans due within 12 months total $0.4 million.

We may selectively employ some leverage to enhance total returns to our stockholders. Our target portfolio-wide leverage after we have acquired an initial substantial portfolio of diversified investments may be greater than expected leverage over the long-term. As of June 30, 2020 and December 31, 2019, we had $29.0 million and $28.5 million, respectively in outstanding borrowings on property with an aggregate cost basis of approximately $39.0 million and $38.8 million, respectively.

		Maturity	As of June 30,	As of December 31,
	Interest Rate	Date	2020	2019

Promissory note issued for $3,700,000 by a financial institution, interest payments due monthly of approximately $14,000. Note was issued on April 4, 2018 and can be prepaid at any time without penalty. Secured by our 7-Eleven property and our Starbucks property.	4.6289% adjusted monthly based on 30 day LIBOR plus 225 basis points	4/4/2020	$—	$3,683,052

Promissory note issued for $6,100,000 by a financial institution, interest and principal payments due monthly of approximately $25,000. Note was issued on December 20, 2018 and can be prepaid at any time without penalty. Secured by our Pratt and Whitney property.	4.7394% adjusted monthly based on 30 day LIBOR plus 225 basis points	12/20/2020	$—	$6,097,407

Promissory note issued for $3,407,391 by a financial institution, interest and principal payments due monthly of approximately $25,000. Note was issued on September 11, 2019 and can be prepaid at any time without penalty. Secured by our Walgreen - Cocoa, Florida property.	2.5% adjusted monthly based on 30 day LIBOR plus 225 basis points	9/11/2021	$3,407,391	$3,407,391

Promissory note issued for $8,260,000 by a financial institution, interest and principal payments due monthly of approximately $44,800. Note was issued on September 30, 2019 and can be prepaid at any time without penalty. Secured by our GSA/Maersk - Norfolk, Virginia property.	4.25%	9/30/2024	$8,118,686	$8,213,077

Promissory note issued for $5,216,749 by a financial institution, interest and principal payments due monthly of approximately $29,600. Note was originally issued on October 23, 2017 and modified on September 30, 2019 and can be prepaid at any time without penalty. Secured by our PRA - Norfolk, Virginia property.	4.25%	10/23/2024	$5,111,133	$5,178,875

Promissory note issued for $1,900,000 to a Clearlake Preferred Member, secured by all of the personal and fixture property of the Operating Partnership, interest payments due monthly. Note was issued on December 16, 2019 and can be prepaid at any time without penalty.	10.00%	12/16/2021	$1,100,000	$1,900,000

Promissory note issued for $11,287,500 by a financial institution, interest only payment is approximatley $39,000 and starting April 6, 2021, interest and principal payments due monthly of approximately $55,000. Note was issued on February 11, 2020. Secured by our Washington, DC, Tampa, FL and Huntsville, AL properties. It cannot be prepaid without a penalty	4.17%	3/6/2030	$11,287,500	—

Less: debt issuance costs, net			(722,026)	(182,255)

			$28,302,684	$28,297,547

The Company amortized debt issuance costs during the three and six month periods ended June 30, 2020 and 2019 to interest expense of $27,074 and $77,786 for 2020 and $25,712 and $37,233 for 2019, respectively. The Company paid debt issuance costs during the six months ended June 30, 2020 of $564,857.

As of June 30, 2020, we had one promissory note secured by our Cocoa Beach property for approximately $3.4 million requiring annual Debt Service Coverage Ratios (also known as “DSCR”) of 1.10:1.0, two promissory notes secured by our two Norfolk, Virginia properties totaling approximately $13.2 million requiring annual DSCR of 1.25:1.0 and one promissory note for $11.3 million requiring quarterly DSCR of 1.25:1.0. The remaining promissory note totaling $1.1 million does not have a DSCR”

Our President has personally guaranteed the repayment of up to fifty percent of the $3.4 million loan secured by our Cocoa Beach property and the repayment of the $11.3 million due under the DC/Tampa/Huntsville loan. The aggregate principal amount of these loans total approximately $14.7 million. Our President has also provided a guaranty of the Borrower’s nonrecourse carveout liabilities and obligations in favor of the lender for the Norfolk, Virginia property loans, with an aggregate principal amount of approximately $13.2 million.

Minimum required principal payments on the Company’s debt as of June 30, 2020 are as follows:

As of June 30,
2020
2020 (six months ended December 31, 2020)	$164,063
2021	4,988,246
2022	550,692
2023	574,513
2024	12,199,366
2025 and beyond	10,547,830
$29,024,710

As of June 30, 2020, we have raised approximately $5,199,000 of gross proceeds from the sale of 1,039,767 shares of common stock in our initial offering under Regulation A and subsequent private placements.

In February 2018 we signed a preliminary financing arrangement with affiliates of Oak Street Real Estate Capital, LLC, a $1.25 billion private equity fund. Oak Street has agreed to provide up to $15 million of preferred equity capital through a yet-to-be-formed joint venture with our Operating Partnership to the extent we locate suitable properties that fit their investment criteria, which includes an investment grade credit tenancy, a triple-net lease with a term of 12 years or longer, and a capitalization rate of 7.0% or greater.

The primary objective of our financing strategy is to maintain financial flexibility using retained cash flows, long-term debt and common and perpetual preferred stock to finance our growth. We intend to have a lower-leveraged portfolio over the long-term after we have acquired an initial substantial portfolio of diversified investments. During the period when we are acquiring our initial portfolio, we will employ greater leverage on individual assets (that will also result in greater leverage of the initial portfolio) in order to quickly build a diversified portfolio of assets.

There can be no assurance that we will be able to keep costs from being more than these estimated amounts or that we will be able to raise such funds. Even if we sell all shares offered through this registration statement, we expect that we will seek additional financing in the future. If we are unsuccessful at raising sufficient funds, for whatever reason, to fund our operations, we may be forced to seek a buyer for our business or another entity with which we could create a joint venture. If all of these alternatives fail, we expect that we will be required to seek protection from creditors under applicable bankruptcy laws.

We expect to meet our short-term liquidity requirements generally through net cash provided by operations, existing cash balances and, if necessary, short-term borrowings under a new credit facility. We believe that our net cash provided by operations will be adequate to fund certain operating requirements and pay interest on any borrowings. In the near-term, we intend to fund future investments in properties with the net proceeds of this offering.

We expect to meet our long-term liquidity requirements, including with respect to other investments in properties, property acquisitions and scheduled debt maturities, through the cash we will have available upon completion of this offering and borrowings under a new credit facility and periodic issuances of equity securities and long-term secured and unsecured debt. The success of our acquisition strategy may depend, in part, on our ability to obtain and borrow under a new credit facility and to access additional capital through issuances of equity and debt securities. However, if we are unable to raise more funds than what we currently have, we will make fewer investments resulting in less diversification in terms of the type, number, and size of investments we make and the value of an investment in us will fluctuate with the performance of the specific assets we acquire. Further, we will have certain fixed operating expenses regardless of whether we are able to raise substantial funds in this offering. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, reducing our net income and limiting our ability to make distributions.

Cash from Operations

Net cash provided by operations was $142 thousand during the six months ended June 30, 2020 compared with $328 thousand used in operations during the six months ended June 30, 2019. This improvement was due to an increase in revenue from acquisitions and a reduction in non-recurring expenses paid in the current year versus the comparable prior year period.

Cash from Investing Activities

For the six months ended June 30, 2020 net cash used in investing activities was $150 thousand due to a roofing project associated with our Walmer building located in Norfolk, Virginia. There were no expenditures for capital improvements during the six months ended June 30, 2019.

Cash from Financing Activities

Net cash used in financing activities was $368 thousand for the six months ended June 30, 2020 compared to net cash provided by financing activities of $685 thousand for the six months ended June 30, 2019. The change is the result of new mortgage borrowings on three properties for $11.3 million which enabled us to reduce outstanding debt by $10.7 million during the six months ended June 30, 2020 and the $1,000,000 of proceeds from the issuance of shares of our common stock during the six months ended June 30, 2019.

Non-GAAP Financial Measures

Our reported results are presented in accordance with GAAP. We also disclose funds from operations (FFO) and adjusted funds from operations (AFFO) both of which are non-GAAP financial measures. We believe these two non-GAAP financial measures are useful to investors because they are widely accepted industry measures used by analysts and investors to compare the operating performance of REITs.

FFO and AFFO do not represent cash generated from operating activities and are not necessarily indicative of cash available to fund cash requirements; accordingly, they should not be considered alternatives to net income as a performance measure or cash flows from operations as reported on our statement of cash flows as a liquidity measure and should be considered in addition to, and not in lieu of, GAAP financial measures.

We compute FFO in accordance with the definition adopted by the Board of Governors of the National Association of Real Estate Investment Trusts, or NAREIT. NAREIT defines FFO as GAAP net income or loss adjusted to exclude extraordinary items (as defined by GAAP), net gain or loss from sales of depreciable real estate assets, impairment write-downs associated with depreciable real estate assets and real estate related depreciation and amortization, including the pro rata share of such adjustments of unconsolidated subsidiaries. To derive AFFO, we modify the NAREIT computation of FFO to include other adjustments to GAAP net income related to non-cash revenues and expenses such as amortization of deferred financing costs, amortization of capitalized lease incentives, above- and below-market lease related intangibles, non-cash stock compensation, and non-cash compensation. Such items may cause short-term fluctuations in net income but have no impact on operating cash flows or long-term operating performance. We use AFFO as one measure of our performance when we formulate corporate goals.

FFO is used by management, investors and analysts to facilitate meaningful comparisons of operating performance between periods and among our peers primarily because it excludes the effect of real estate depreciation and amortization and net gains on sales, which are based on historical costs and implicitly assume that the value of real estate diminishes predictably over time, rather than fluctuating based on existing market conditions. We believe that AFFO is an additional useful supplemental measure for investors to consider because it will help them to better assess our operating performance without the distortions created by other non-cash revenues or expenses. FFO and AFFO may not be comparable to similarly titled measures employed by other companies.

We also use Core FFO and Core AFFO to adjust for non-capitalized costs incurred by the Company in relation to initial public company status and costs incurred with up-listing to Nasdaq. These costs will typically include non-cash stock compensation, consulting fees to investment banks, consultants for advice for public company status, non-recurring litigation expenses and distribution on redeemable non-controlling interest OP Units. Core FFO and Core AFFO may not be comparable to similarly titled measures employed by other companies.

The following table reconciles net income (which we believe is the most comparable GAAP measure) to FFO and AFFO:

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019

Net Loss attributable to Generation Income Properties, Inc.	$(282,575)	$(713,062)	$(776,607)	$(920,743)
Depreciation and amortization	363,001	99,941	720,019	199,715
Funds From Operations	80,426	(613,121)	(56,588)	(721,028)

Amortization of deferred financing costs	27,074	25,712	77,786	37,233
Distribution on redeemable non-controlling interests OP Units	—	—	122,469	—
Settlement costs	—	85,000	—	85,000
Non-cash stock compensation	27,009	305,965	47,032	305,965
Adjustments From Operations	54,083	416,677	247,287	428,198

Core Funds From Operations	134,509	(196,444)	190,699	(292,830)

Net Loss attributable to Generation Income Properties, Inc.	$(282,575)	$(713,062)	$(776,607)	$(920,743)
Depreciation and amortization	363,001	99,941	720,019	199,715
Amortization of deferred financing costs	27,074	25,712	77,786	37,233
Above-and below-market lease related intangibles	(27,375)	(3,531)	(54,749)	(7,062)
Adjusted Funds From Operations	80,125	(590,940)	(33,551)	(690,857)

Distribution on redeemable non-controlling interests OP Units	—	—	122,469	—
Non-cash stock compensation	27,009	305,965	47,032	305,965
Public company consulting fees	10,000	—	30,000	—
Settlement costs	—	85,000	—	85,000

Adjustments From Operations	37,009	390,965	199,501	390,965
Core Adjusted Funds From Operations	$117,134	$(199,975)	$165,950	$(299,892)

Off-Balance Sheet Arrangements

We do not have any material off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Policies

Our financial statements are affected by the accounting policies used and the estimates and assumptions made by management during their preparation. See Form 1-K Annual report filed on April 3, 2020 Note 2 to our audited consolidated financial statements for the year ended December 31, 2019 for a summary of our significant accounting policies.

Recent Developments

None.

Item 2.   Other Information

None.

Item 3.   Financial Statements

GENERATION INCOME PROPERTIES, INC.

Generation Income Properties, Inc.

Generation Income Properties, Inc.

Consolidated Balance Sheets

	As of June 30,	As of December 31,
	2020	2019
	(Unaudited)
Assets

Investment in real estate
Property	$35,642,058	$35,462,653
Tenant improvements	482,701	482,701
Acquired lease intangible assets	2,829,382	2,858,250
Less accumulated depreciation and amortization	(1,584,917)	(864,898)
Total investments	37,369,224	37,938,706
Cash and cash equivalents	837,667	974,365
Restricted cash	184,800	424,000
Deferred Rent asset	59,689	65,102
Prepaid expenses	124,836	78,008
Deferred financing costs	353,955	590,990
Accounts Receivable	74,016	73,848
Escrow deposit and other assets	35,721	10,607
Total Assets	$39,039,908	$40,155,626

Liabilities and Stockholder’s Equity

Liabilities
Accounts payable	$64,535	$82,937
Accrued expenses	200,088	473,545
Acquired lease intangible liability, net	470,395	525,144
Insurance payable	73,270	55,200
Deferred rent liability	131,958	89,599
Note Payable - related party	1,100,000	1,900,000
Mortgage loans, net of unamortized discount of $722,026 and $182,255 at June 30, 2020 and December 31, 2019, respectively	27,202,684	26,397,547
Total liabilities	29,242,930	29,523,972

Redeemable Non-Controlling Interests	8,198,251	8,198,251

Stockholders’ Equity
Common stock, $0.01 par value, 100,000,000 shares authorized; 2,100,960 shares issued and outstanding at June 30, 2020 and 2,100,960 at December 31, 2019	21,010	21,010
Additional paid-in capital	4,699,813	4,757,882
Accumulated deficit	(3,122,096)	(2,345,489)
Total Generation Income Properties, Inc. stockholders’ equity	1,598,727	2,433,403

Total Liabilities and Stockholders’ Equity	$39,039,908	$40,155,626

The accompanying notes are an integral part of these unaudited financial statements.

Generation Income Properties, Inc.

Consolidated Statements of Operations (unaudited)

	Three Months ended June 30,		Six Months ended June 30,
	2020	2019	2020	2019
Revenue
Rental income	$877,604	$277,912	$1,758,242	$552,118

Expenses
General, administrative and organizational costs	180,688	507,598	422,052	608,398
Building expenses	166,167	22,901	355,628	49,361
Depreciation and amortization	363,001	99,941	720,019	199,715
Interest expense, net	350,163	138,666	726,453	263,087
Other expenses	—	85,000	—	85,000
Compensation costs	60,309	27,014	128,002	54,305
Total expenses	1,120,328	881,120	2,352,154	1,259,866
Net Loss	$(242,724)	$(603,208)	$(593,912)	$(707,748)

Less: Net income attributable to Non-controlling interest	39,851	109,854	182,695	212,995
Net Loss attributable to Generation Income Properties, Inc.	$(282,575)	$(713,062)	$(776,607)	$(920,743)

Total Weighted Average Shares of Common Shares Outstanding	2,100,960	2,018,182	2,100,960	1,929,467

Basic and Diluted Loss Per Share Attributable to Common Stockholder	$(0.13)	$(0.35)	$(0.37)	$(0.48)

The accompanying notes are an integral part of these unaudited financial statements.

Generation Income Properties, Inc.

Consolidated Statements of Stockholders’ Equity

For the Three and Six Months Ended June 30, 2020 and 2019 (unaudited)

	Common Stock		Additional Paid-In	Accumulated	Generation Income Properties, Inc. Stockholders’	Redeemable Non-Controlling
	Shares	Amount	Capital	Deficit	Equity	Interest

Balance, December 31, 2019	2,100,960	$21,010	$4,757,882	$(2,345,489)	$2,433,403	$8,198,251

Common stock issued for services	—	—	20,023	—	20,023	—
Distribution on Redeemable Non-Controlling Interest	—	—	—	—	—	(142,844)
Dividends paid on Common Stock	—	—	(105,101)	—	(105,101)
Net (loss) income for the year	—	—	—	(494,032)	(494,032)	142,844

Balance, March 31, 2020	2,100,960	$21,010	$4,672,804	$(2,839,521)	$1,854,293	$8,198,251

Common stock issued for services	—	—	27,009	—	27,009	—
Distribution on Redeemable Non-Controlling Interest	—	—	—	—	—	(39,851)
Net (loss) income for the year	—	—	—	(282,575)	(282,575)	39,851

Balance, June 30, 2020	2,100,960	$21,010	$4,699,813	$(3,122,096)	$1,598,727	$8,198,251

Balance, December 31, 2018	1,839,767	$18,398	$3,684,942	$(837,623)	$2,865,717	$2,165,634

Distribution on Redeemable Non-Controlling Interest	—	—	—	—	—	(48,214)
Deferred Distribution on Redeemable Non-Controlling Interest	—	—	—	—	—	(54,927)
Net (loss) income for the year	—	—	—	(207,681)	(207,681)	103,141

Balance, March 31, 2019	1,839,767	$18,398	$3,684,942	$(1,045,304)	$2,658,036	$2,165,634

Common stock issued for cash	200,000	2,000	998,000	—	1,000,000	—
Common stock issued for services	61,193	612	305,353	—	305,965	—
Distribution on Redeemable Non-Controlling Interest	—	—	—	—	—	(54,927)
Deferred Distribution on Redeemable Non-Controlling Interest	—	—	—	—	—	(54,927)
Dividends paid on Common Stock	—	—	(119,676)	—	(119,676)	—
Net (loss) income for the year	—	—	—	(713,062)	(713,062)	109,854

Balance, June 30, 2019	2,100,960	$21,010	$4,868,619	$(1,758,366)	$3,131,263	$2,165,634

The accompanying notes are an integral part of these unaudited financial statements.

Generation Income Properties, Inc.

Consolidated Statements of Cash Flows (unaudited)

	Six Months Ended June 30,
	2020	2019
OPERATING ACTIVITIES
Net loss	$(593,912)	$(707,748)
Adjustments to reconcile net loss to cash used in operating activities
Depreciation	514,788	152,755
Amortization of acquired lease intangible assets	205,231	46,960
Amortization of debt issuance costs	77,786	37,233
Amortization of below market leases	(54,749)	(7,062)
Stock award compensation	47,032	305,965
Changes in operating assets and liabilities
Account receivables	(168)	—
Other assets	(25,114)	8,352
Deferred rent asset	5,413	(12,599)
Prepaid expense	(46,828)	(178,920)
Accounts payable	(49,667)	148,966
Accrued expenses	19,994	(121,580)
Deferred rent liability	42,359	—
Net cash provided by (used in) operating activities	142,165	(327,678)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of land, buildings, other tangible and intangible assets	(150,537)	—
Net cash (used in) generated from investing activities	(150,537)	—

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from sale of stock	—	1,000,000
Mortgage loan borrowings	11,287,500	—
Mortgage loan repayments	(9,942,592)	(3,550)
Mortgage loan repayments - related party	(800,000)	—
Deferred financing costs paid in cash	(77,851)	—
Stock costs paid in cash	—	(124,100)
Debt issuance costs paid in cash	(564,857)	—
Insurance financing borrowings	106,084	59,891
Insurance financing repayments	(88,014)	(24,103)
Distribution on redeemable non-controlling interests	(182,695)	(103,141)
Dividends paid on common stock	(105,101)	(119,676)

Net cash generated from (used in) financing activities	(367,526)	685,321

Net Increase (Decrease) in Cash	(375,898)	357,643
Cash and cash equivalents and restricted cash - beginning of period	1,398,365	642,132
Cash and cash equivalents and restricted cash - end of period	$1,022,467	$999,775

CASH TRANSACTIONS
Interest Paid	634,285	218,499
NON-CASH TRANSACTIONS
Deferred distribution on redeemable non-controlling interest	—	109,854

The accompanying notes are an integral part of these unaudited financial statements.

GENERATION INCOME PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Nature of Operations

Generation Income Properties, Inc. (the “Company”) was formed as a Maryland corporation on September 19, 2015 to opportunistically acquire and invest in freestanding, single-tenant commercial properties located primarily in major cities in the United States. The Company is internally managed and intends on net leasing properties to investment grade tenants.

The Company formed Generation Income Properties L.P. (the “Operating Partnership”) in October 2015. Substantially all of the Company’s assets is held by, and operations are conducted through the Operating Partnership. The Company is the general partner of the Operating Partnership which has a current ownership of 59.30%. The Company formed a Maryland entity GIP REIT OP Limited LLC in 2018 that owns 0.01% of the Operating Partnership.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation

The information furnished reflects all adjustments, consisting only of normal recurring items which are, in the opinion of management, necessary in order to make the financial statements not misleading. Certain information and footnote disclosures normally present in annual financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) were omitted pursuant to such rules and regulations. These financial statements should be read in conjunction with the audited financial statements and footnotes included in the Company’s Annual Report on Form 1-A filed with the SEC on April 2, 2020. The results for the six months ended June 30, 2020, are not necessarily indicative of the results to be expected for the year ending December 31, 2020.

Consolidation

The accompanying consolidated financial statements include the accounts of Generation Income Properties, Inc. and the Operating Partnership and all of the direct and indirect wholly-owned subsidiaries of the Operating Partnership and the Company’s subsidiaries. All significant inter-company balances and transactions have been eliminated in the consolidated financial statements.

The consolidated financial statements include the accounts of all entities in which the Company has a controlling interest. The ownership interests of other investors in these entities are recorded as non-controlling interests or redeemable non-controlling interest. Non-controlling interests are adjusted each period for additional contributions, distributions, and the allocation of net income or loss attributable to the non-controlling interests.

Reclassifications

Certain prior period amounts have been reclassified to conform to the current period presentation.

Cash and Cash Equivalents and Restricted Cash

The Company considers all demand deposits, cashier’s checks and money market accounts to be cash equivalents. Amounts included in restricted cash represent funds held by the Company related to tenant escrow reimbursements and immediate repair reserve. The following table provides a reconciliation of the Company’s cash and cash equivalents and restricted cash that sums to the total of those amounts at the end of the periods presented on the Company’s accompanying Consolidated Statements of Cash Flows:

	As of June 30,
	2020	2019

Cash and cash equivalents	$837,667	$999,775
Restricted cash	184,800	—
Total cash and cash equivalents and restricted cash	$1,022,467	$999,775

Revenue Recognition

We have determined that all of our leases should be accounted for as operating leases. The Company leases real estate to its tenants under long-term net leases which we account for as operating leases. Under this method, leases that have fixed and determinable rent increases are recognized on a straight-line basis over the lease term. Certain leases also provide for additional rent based on tenants’ sales volumes. These rents are recognized when determinable after the tenant exceeds a sales breakpoint.

Recognizing rent escalations on a straight-line method results in rental revenue in the early years of a lease being higher than actual cash received, creating a straight-line rent receivable asset which is included in the Deferred Rent Asset line item in our Consolidated Balance Sheets. To the extent any of the tenants under these leases become unable to pay their contractual cash rents, the Company may be required to write down the straight-line rent receivable from those tenants, which would reduce rental income.

The Company reviews the collectability of charges under its tenant operating leases on a regular basis, taking into consideration changes in factors such as the tenant’s payment history, the financial condition of the tenant, business conditions in the industry in which the tenant operates and economic conditions in the area where the property is located. In the event that collectability with respect to any tenant changes, beginning with the adoption of ASC 842 as of January 1, 2019, the Company recognizes an adjustment to rental income. The Company’s review of collectability of charges under its operating leases includes any accrued rental revenues related to the straight-line method of reporting rental revenue.

The Company’s leases provide for reimbursement from tenants for common area maintenance (“CAM”), insurance, real estate taxes and other operating expenses. A portion of our operating cost reimbursement revenue is estimated each period and is recognized as rental income in the period the recoverable costs are incurred and accrued.

The Company adopted Financial Accounting Standards Board (“FASB”) Accounting Standards Codification 842 “Leases” (“ASC 842”) using the modified retrospective approach as of January 1, 2019 and elected to apply the transition provisions of the standard at the beginning of the period of adoption. The Company adopted the practical expedient in ASC 842 that alleviates the requirement to separate lease and non-lease components. As a result, all income earned pursuant to tenant leases is reflected as one line, “Rental Income,” in the 2020 and 2019 Consolidated Statements of Operations.

The Company often recognizes above- and below-market lease intangibles in connection with acquisitions of real estate. The capitalized above- and below-market lease intangibles are amortized over the remaining term of the related leases.

Stock-Based Compensation

The Company records all equity-based incentive grants to employees and non-employee members of the Company’s Board of Directors in operating expenses in the Company’s Consolidated Statements of Operations based on their fair values determined on the date of grant. Stock-based compensation expense, reduced for estimated forfeitures, is recognized on a straight-line basis over the requisite service period of the award, which is generally the vesting term of the outstanding equity awards.

Real Estate

Acquisitions of real estate are recorded at cost.  Depreciation of the building is provided over the estimated useful life (30-50 years) using the straight-line method, tenant improvements are over remaining lease term and intangible over the remaining lease term.

Purchase Price Assignment

The Company assigns the purchase price of real estate to tangible and intangible assets and liabilities based on fair value.  Tangible assets consist of land and buildings.  Intangible assets and liabilities consist of the value of in-place leases and below market leases assumed with the acquisition. The Company assessed whether the purchase of the building falls within the definition of a business under ASC 805 and concluded that all asset transactions were an asset acquisition, therefore it was recorded at the purchase price, including capitalized acquisition costs, which is allocated to land, building, tenant improvements and intangible assets and liabilities based upon their relative fair values at the date of acquisition.

The fair value of the below market lease is the present value of the difference between the contractual amount to be paid pursuant to the in-place lease and the estimated current market lease rate expected over the remaining non-cancelable life of the lease.  The capitalized below market lease values are amortized as an increase to rental income over the remaining term of the lease.

Intangible Assets

In-Place Leases

In-place lease assets and liabilities result when we assume a lease as part of a facility purchase or business combination. The fair value of in-place leases consists of the following components, as applicable (1) the estimated cost to replace the leases (including loss of rent, estimated commissions and legal fees paid in similar leases), and (2) the above or below market cash flow of the leases, determined by comparing the projected cash flows of the leases in place at the time of acquisition to projected cash flows of comparable market-rate leases (referred to as Lease Intangibles). Lease Intangible assets are amortized on a straight-line basis as decreases and increases, respectively, to rental income over the estimated remaining term of the underlying leases. Should a tenant terminate the lease, the unamortized portion of the lease intangible is recognized immediately as income or expense. For additional information, see Note 4 – Acquired Lease Intangible Asset, net.

Income Taxes

The Company intends to operate and be taxed as a real estate investment trust (“REIT”) under Section 856 through 860 of the Internal Revenue Code (“Code”), commencing with our taxable year ending December 31, 2020. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of its taxable income to its stockholders. As a REIT, the Company generally is not subject to federal corporate income tax on that portion of its taxable income that is currently distributed to stockholders.

We account for deferred income taxes using the asset and liability method and recognize deferred tax assets and liabilities for the expected future tax consequences of events that have been included in our financial statements or tax returns. Under this method, we determine deferred tax assets and liabilities based on the differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Any increase or decrease in the deferred tax liability that results from a change in circumstances, and that causes us to change our judgment about expected future tax consequences of events, is included in the tax provision when such changes occur. Deferred income taxes also reflect the impact of operating loss and tax credit carryforwards. A valuation allowance is provided if we believe it is more likely than not that all or some portion of the deferred tax asset will not be realized. Any increase or decrease in the valuation allowance that results from a change in circumstances, and that causes us to change our judgment about the realizability of the related deferred tax asset, is included in the tax provision when such changes occur.

Earnings per Share

In accordance with ASC 260, basic earnings/loss per share (“EPS”) is computed by dividing net loss attributable to the Company that is available to common stockholders by the weighted average number of common shares outstanding during the period, excluding the effects of any potentially dilutive securities. Diluted EPS gives effect to all dilutive potential of shares of common stock outstanding during the period including stock warrants, using the treasury stock method (by using the average stock price for the period to determine the number of shares assumed to be purchased from the exercise of warrants), and convertible debt, using the if-converted method. Diluted EPS excludes all dilutive potential of shares of common stock if their effect is anti-dilutive.  As of June 30, 2020 and December 31, 2019, there were no common stock dilutive instruments.

Impairments

The Company reviews real estate investments and related lease intangibles, for possible impairment when certain events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable though operations plus estimated disposition proceeds. Events or changes in circumstances that may occur include, but are not limited to, significant changes in real estate market conditions, estimated residual values, and an expectation to sell assets before the end of the previously estimated life. Impairments are measured to the extent the current book value exceeds the estimated fair value of the asset less disposition costs for any assets classified as held for sale.

The valuation of impaired assets is determined using valuation techniques including discounted cash flow analysis, analysis of recent comparable sales transactions, and purchase offers received from third parties, which are Level 3 inputs. The Company may consider a single valuation technique or multiple valuation techniques, as appropriate, when estimating the fair value of its real estate. Estimating future cash flows is highly subjective and estimates can differ materially from actual results.

Other expenses

During the six months ended June 30, 2019, the Company agreed to a $85,000 settlement for the termination of an agreement which had allowed for the opportunity to develop single tenant, net lease buildings throughout the U.S. over the next several years. The Company decided to terminate this agreement due to the inability to agree to terms on the development of individual locations.

 Note 3 – Investments in Real Estate

The Company’s real estate is comprised of the following:

	June 30,	December 31,
	2020	2019

Property	$35,642,058	$35,462,653
Tenant improvements	482,701	482,701
Acquired lease intangible assets	2,829,382	2,858,250
Total	38,954,141	38,803,604
Less accumulated depreciation and amortization	(1,584,917)	(864,898)
Total investments	$37,369,224	$37,938,706

Depreciation and amortization expense for the three and six months ended June 30, 2020 and 2019 was $363,001 and $720,019 for 2020 and $99,941 and $199,715 for 2019, respectively.

The purchase price of the asset acquisitions was allocated to land, building, tenant improvement and acquired lease intangible assets and liabilities based on management’s estimate. The Company did not acquire any properties during the six month period ended June 30, 2020 or 2019.

Note 4 – Acquired Lease Intangible Asset, net

Intangible assets, net is comprised of the following:

	June 30,	December 31,
	2020	2019

Acquired lease intangible assets	$2,829,382	$2,858,250
Accumulated amortization	(418,003)	(212,772)
Acquired lease intangible assets, net	$2,411,379	$2,645,478

Amortization for lease intangible assets for the three and six months ended June 30, 2020 and 2019 was $102,615 and $205,231 for 2020 and $23,480 and $46,960 for 2019, respectively and is included in depreciation and amortization on the accompanying consolidated statements of operations.

Note 5 – Acquired Lease Intangible Liability, net

Acquired lease intangible liability is comprised of the following:

	June 30,	December 31,
	2020	2019

Acquired lease intangible liability	$585,792	$585,792
Less: recognized rental income	(115,397)	(60,648)
Total below market lease, net	$470,395	$525,144

Amortization for below market lease liabilities for the three and six months ended June 30, 2020 and 2019 was $27,375 and $54,749 for 2020 and $3,531 and $7,062 for 2019, respectively and is included in rental income on the accompanying consolidated statement of operations.

Note 6 – Redeemable Non-Controlling Interests

The following table reflects our Redeemable Non-Controlling Interests:

	TC Huntsville	Brown Family Trust	Greenwal L.C.	Riverside Crossing L.C.	Total

Balance, December 31, 2018	$2,165,634	$—	$—	$—	$2,165,634

Distribution on Redeemable Non-Controlling Interest	(48,214)	—	—	—	(48,214)
Deferred Distribution on Redeemable Non-Controlling Interest	(54,927)	—	—	—	(54,927)
Net income for the year	103,141	—	—	—	103,141
Balance, March 31, 2019	$2,165,634	$—	$—	$—	$2,165,634

Distribution on Redeemable Non-Controlling Interest	(54,927)	—	—	—	(54,927)
Deferred Distribution on Redeemable Non-Controlling Interest	(54,927)	—	—	—	(54,927)
Net income for the year	109,854	—	—	—	109,854
Balance, June 30, 2019	$2,165,634	$—	$—	$—	$2,165,634

Balance, December 31, 2019	$—	$1,200,000	$4,965,000	$2,033,251	$8,198,251

Distribution on Redeemable Non-Controlling Interest		(20,375)	(86,887)	(35,582)	(142,844)
Net income for the year		20,375	86,887	35,582	142,844
Balance, March 31, 2020	$—	$1,200,000	$4,965,000	$2,033,251	$8,198,251

Distribution on Redeemable Non-Controlling Interest		(39,851)	—	—	(39,851)
Net income for the year		39,851	—	—	39,851
Balance, June 30, 2020	$—	$1,200,000	$4,965,000	$2,033,251	$8,198,251

As part of the Company’s acquisition of a building for $8.3 million in Huntsville, AL, one of the Company’s operating subsidiaries entered into a preferred equity agreement with TC Huntsville, LLC on December 20, 2018 pursuant to which the Company’s subsidiary received a capital contribution of $2.2 million. Pursuant to the agreement, the Company was required to pay the preferred equity member a 10% IRR on a monthly basis, pay an additional 10% IRR on a deferred basis after 24 months and redeem the entire amount due after 24 months at the option of the preferred equity member. This interest was redeemed in December 2019.

As part of the Company’s acquisition of a building for $4.5 million in Cocoa, FL, one of the Company’s operating subsidiaries entered into a preferred equity agreement with Brown Family Trust on September 11, 2019 pursuant to which the Company’s subsidiary received a capital contribution of $1,200,000. Pursuant to the agreement, the Company will pay the preferred equity member a 10% IRR on a monthly basis and redeem the entire amount due after 24 months at the option of the preferred equity member. The Operating Partnership, Generation Income Properties, LP, is the general manager of the subsidiary while Brown Family Trust is a preferred member. Because of the redemption right, the non-controlling interest in presented as temporary equity at redemption value. The current redemption amount is $1,200,000. Distributable operating funds are distributed first to Brown Family Trust until the unpaid preferred return is paid off and then to the Company. Income is allocated 100% to the Company.

As part of the Company’s acquisition of two buildings on September 30, 2019 for $18.6 million in Norfolk, VA, the Operating Partnership entered into contribution agreements with two entities that resulted in the issuance of 1,399,650 common units in Operating Partnership at $5.00 per share for a total value of $6,998,251 or 40.7% in our Operating Partnership. The contribution agreement allows for the two entities to require the Operating Partnership to redeem, all or a portion of its units for either (i) the Redemption Amount (within the meaning of the Partnership Agreement), or (ii) until forty nine (49) months from date of Closing, cash in an agreed-upon Value (within the meaning of the Partnership Agreement) of $5.00 per share of common stock of the Company, as set forth on the Notice of Redemption. As such, the Company has determined their equity should be classified as a Redeemable Non-Controlling Interest.

Note 7 – Equity

The Company is authorized to issue up to 100,000,000 shares of common stock and 10,000,000 of undesignated preferred stock. No preferred shares have been issued as of the date of this report. Holders of the Company’s common stock are entitled to receive dividends when authorized by the Company’s Board of Directors.

On July 17, 2019, the board of directors granted 10,000 restricted shares to each of the two independent directors’ that will vest every 12 months on an annual basis over 36 months. The pro-rated vested shares will be issued subsequent to the annual anniversary of the award. On February 3, 2020, the Company appointed two new directors to the Board of Directors. In addition, on February 3, 2020, the Company granted (i) 25,000 shares of restricted stock to its Chief Financial Officer vesting 1/3 annually subject to continued service pursuant to a restricted stock award agreement and (ii) 10,000 shares of restricted stock to each of its two new directors vesting 1/3 annually subject to continued service pursuant to restricted stock award agreements. The Company recognized stock compensation expense for its officers and directors for the three and six months ended June 30, 2020 and 2019 of $27,009 and $47,032 for 2020 and $0 and $0 for 2019, respectively.

On April 25, 2019, the Company raised $1,000,000 by issuing 200,000 Units with each Unit being comprised of one share of its Common Stock, and one warrant to purchase one share of its Common Stock (the “Common Warrants”). Each Unit was sold for a price of $5.00 per Unit. The shares of the Company’s Common Stock and Common Warrants included in the Units, were offered together, but the securities included in the Units are issued separately. The Common Warrants are immediately exercisable at a price of $5.00 per share of Common Stock, subject to adjustment in certain circumstances, and will expire seven years from the date of issuance.

On May 20, 2019, our board of directors authorized a $0.105 per share cash dividend for shareholders of record of the Company’s common stock as of May 1, 2019. On June 15, 2019, the Company paid the $119,676 dividend to its shareholders. David Sobelman, our president and founder and owner of approximately 44% of the Company’s common stock outstanding as of the record date, waived his right to receive a dividend for this period.

On May 31, 2019 we issued 61,193 shares of our common stock for financial advisory and investment banker services reflected as an expense of approximately $305,965 for the three and six months ended June 30, 2019.

On January 31, 2020, our board of directors authorized a $.0875 per share cash dividend for shareholders of record of the Company’s common stock as of February 28, 2020 which totaled $105,101. David Sobelman, our president and founder and owner of approximately 42.8% of the Company’s common stock outstanding as of the record date, waived his right to receive a dividend for this period. The Company also paid the Non-Controlling Redeemable Interest in the Operating Partnership $.0875 per unit which totaled $122,469.

While we are under no obligation to do so, we expect to declare and pay dividends to our stockholders; our board of directors may declare a dividend as circumstances dictate. The issuance of a dividend will be determined by our board of directors based on our financial condition and such other factors as our board of directors deems relevant. We have not established a minimum dividend, and our charter does not require that we issue dividends to our stockholders other than as necessary to meet IRS REIT qualification standards.

Note 8 – Leases

Future Minimum Rents

At June 30, 2020, we had four tenants that each account for more than 10% of our rental revenue for the six months ended June 30, 2020 (20.8% for Pratt and Whitney Corporation with respect to the Huntsville, AL property; 26.2% for the General Services Administration with respect to the two-tenant office building in Norfolk, VA; 22.7% for PRA Holding with respect to the single tenant building in Norfolk, VA and 11.1% for Maersk Inc. with respect to two-tenant office building in Norfolk, VA). For the Six Months ended June 30, 2019, we had three tenants that each accounted for more than 10% of our rental revenue (63.3% for Pratt and Whitney Corporation with respect to the Huntsville, AL property; 20.4% for Starbucks with respect to the single tenant building in Tampa, FL.; 16.3% for 7-Eleven Corporation with respect to the building in Washington, D.C.).

The following table presents future minimum base rental cash payments due to the Company over the next five calendar years and thereafter as of June 30, 2020:

Future Minimum Base Rent Payments
2020 (six months ended December 31, 2020)	$1,631,000
2021	3,258,000
2022	2,928,000
2023	2,943,000
2024	2,938,000
Thereafter	10,444,000
$24,142,000

Note 9 – Promissory Notes

		Maturity	As of June 30,	As of December 31,
	Interest Rate	Date	2020	2019

Promissory note issued for $3,700,000 by a financial institution, interest payments due monthly of approximately $14,000. Note was issued on April 4, 2018 and can be prepaid at any time without penalty. Secured by our 7-Eleven property and our Starbucks property.	4.6289% adjusted monthly based on 30 day LIBOR plus 225 basis points	4/4/2020	$—	$3,683,052

Promissory note issued for $6,100,000 by a financial institution, interest and principal payments due monthly of approximately $25,000. Note was issued on December 20, 2018 and can be prepaid at any time without penalty. Secured by our Pratt and Whitney property.	4.7394% adjusted monthly based on 30 day LIBOR plus 225 basis points	12/20/2020	$—	$6,097,407

Promissory note issued for $3,407,391 by a financial institution, interest and principal payments due monthly of approximately $25,000. Note was issued on September 11, 2019 and can be prepaid at any time without penalty. Secured by our Walgreen - Cocoa, Florida property.	2.5% adjusted monthly based on 30 day LIBOR plus 225 basis points	9/11/2021	$3,407,391	$3,407,391

Promissory note issued for $8,260,000 by a financial institution, interest and principal payments due monthly of approximately $44,800. Note was issued on September 30, 2019 and can be prepaid at any time without penalty. Secured by our GSA/Maersk - Norfolk, Virginia property.	4.25%	9/30/2024	$8,118,686	$8,213,077

Promissory note issued for $5,216,749 by a financial institution, interest and principal payments due monthly of approximately $29,600. Note was originally issued on October 23, 2017 and modified on September 30, 2019 and can be prepaid at any time without penalty. Secured by our PRA - Norfolk, Virginia property.	4.25%	10/23/2024	$5,111,133	$5,178,875

Promissory note issued for $1,900,000 to a Clearlake Preferred Member, secured by all of the personal and fixture property of the Operating Partnership, interest payments due monthly. Note was issued on December 16, 2019 and can be prepaid at any time without penalty.	10.00%	12/16/2021	$1,100,000	$1,900,000

Promissory note issued for $11,287,500 by a financial institution, interest only payment is approximatley $39,000 and starting April 6, 2021, interest and principal payments due monthly of approximately $55,000. Note was issued on February 11, 2020. Secured by our Washington, DC, Tampa, FL and Huntsville, AL properties. It cannot be prepaid without a penalty	4.17%	3/6/2030	$11,287,500	—

Less: debt issuance costs, net			(722,026)	(182,255)

			$28,302,684	$28,297,547

The Company amortized debt issuance costs during the three and six month periods ended June 30, 2020 and 2019 to interest expense of $27,074 and $77,786 for 2020 and $25,712 and $37,233 for 2019, respectively. The Company paid debt issuance costs during the six months ended June 30, 2020 of $564,857.

As of June 30, 2020, we had one promissory note secured by our Cocoa Beach property for approximately $3.4 million requiring annual Debt Service Coverage Ratios (also known as “DSCR”) of 1.10:1.0, two promissory notes secured by our two Norfolk, Virginia properties totaling approximately $13.2 million requiring annual DSCR of 1.25:1.0 and one promissory note for $11.3 million requiring quarterly DSCR of 1.25:1.0. The remaining promissory note totaling $1.1 million does not have a DSCR.

Our President has personally guaranteed the repayment of up to fifty percent of the $3.4 million loan secured by our Cocoa Beach property and the repayment of the $11.3 million due under the DC/Tampa/Huntsville loan. The aggregate principal amount of these loans total approximately $14.7 million. Our President has also provided a guaranty of the Borrower’s nonrecourse carveout liabilities and obligations in favor of the Norfolk, Virginia property loans, with an aggregate principal amount of approximately $13.2 million.

On February 11, 2020, the Company obtained a $11.3 million loan from DBR Investments Co. Limited and used the proceeds (i) to refinance the $3.7 million note secured by our 7-Eleven property and our Starbucks Property, (ii) to refinance the $6.1 million note secured by our Pratt and Whitney Property, (iii) to prepay $800,000 of the outstanding principal of the $1.9 million secured, non-convertible promissory note issued by our Operating Partnership and (iv) for working capital purposes. The $11.3 million loan is secured by first priority mortgages on our 7-Eleven property, our Starbucks property and our Pratt and Whitney property.

Minimum required principal payments on the Company’s debt as of June 30, 2020 are as follows:

As of June 30,
2020
2020 (six months ended December 31, 2020)	$164,063
2021	4,988,246
2022	550,692
2023	574,513
2024	12,199,366
2025 and beyond	10,547,830
$29,024,710

We intend to repay amounts outstanding under any credit facilities as soon as reasonably possible. No assurance can be given that we will be able to obtain additional credit facilities. We anticipate arranging and utilizing additional revolving credit facilities to potentially fund future acquisitions, return on investment initiatives and working capital requirements.

Note 10 – Related Party

The Company engages 3 Properties (a brokerage and asset management company) that is owned 100% by our CEO and major shareholder, when it purchases properties and to manage properties. For the three and six months ended June 30, 2020 and 2019, we paid 3 Properties $13,495 and $26,533 for 2020 and $4,311 and $8,623 for 2019, respectively for asset management services. No other fees were paid by the Company to 3 Properties for the three or six months ended June 30, 2020 or 2019.

Note 11 – Commitments and Contingencies

As of June 30, 2020, we had one outstanding agreement to acquire a property:

●

A purchase agreement on August 24, 2018, (amended on November 21, 2018) for an approximately 5,800-square-foot free-standing condominium solely occupied by a federal entity. The single-tenant property in a coastal area of North Carolina is under contract for a total consideration of approximately $1.7 million. The Company anticipates acquiring the property in October 2020.

Note 12 – Subsequent Events

On June 23, 2020, our board of directors authorized a $.0875 per share cash dividend for shareholders of record of the Company’s common stock as of July 2, 2020 which totaled $105,101. David Sobelman, our president and founder and owner of approximately 42.8% of the Company’s common stock outstanding as of the record date, waived his right to receive a dividend for this period. The Company also authorized on July 24, 2020 to pay the Non-Controlling Redeemable Interest in the Operating Partnership $.0875 per unit which totaled $122,469 and was paid on July 27, 2020.

Item 4.   Exhibits

Exhibit Number	Description

2.1	Articles of Amendment and Restatement of Generation Income Properties, Inc., incorporated by reference to Exhibit 2.1 of our Form 1-A/A filed on January 28, 2016

2.2	Bylaws of Generation Income Properties, Inc., incorporated by reference to Exhibit 2.2 of our Form 1-A filed on September 16, 2015

3.1	Second Amended and Restated Ownership Limit Waiver Agreement, incorporated by reference to Exhibit 3.5 of our Form 1-A POS filed on March 29, 2018

3.2	Form of Stock Certificate, incorporated by reference to Exhibit 3.3 of our Form 1-A filed on September 16, 2015

3.3	Amended and Restatement Agreement of Limited Partnership of Generation Income Properties, L.P., incorporated by reference to Exhibit 6.2 of our Form 1-A POS filed on March 29, 2018

6.1	Purchase and Sale Agreement (Manteo, NC), dated August 24, 2018, incorporated by reference to Exhibit 6.1 of our Form 1-U filed on August 20, 2019

6.2	First Amendment to Purchase Agreement (Manteo, NC), dated November 21, 2018, incorporated by reference to Exhibit 6.2 of our Form 1-U filed on August 20, 2019

6.3	Loan Agreement dated April 4, 2018 by and among Generation Income Properties, Inc. and American Momentum Bank. (Incorporated by reference to Exhibit 10.4 to Form S-11 filed on February 14, 2020)

6.3.1

First Amendment to Loan Agreement dated August 27, 2019 by and among Generation Income Properties, Inc. and American Momentum Bank. (Incorporated by reference to Exhibit 10.4.1 to Form S-11 filed on February 14, 2020)

6.4

Loan Agreement dated December 20, 2018 by and among Generation Income Properties, Inc., as borrower, David E. Sobelman, as guarantor, and American Momentum Bank. (Incorporated by reference to Exhibit 10.5 to Form S-11 filed on February 14, 2020)

6.5

Loan Agreement dated September 11, 2019 by and among Generation Income Properties, Inc., as borrower, David E. Sobelman, as guarantor, and American Momentum Bank. (Incorporated by reference to Exhibit 10.6 to Form S-11 filed on February 14, 2020)

6.6

Note, Deed of Trust, Assignment of Leases and Rents, and Related Loan Documents Assignment, Assumption and Modification Agreement dated September 30, 2019 by and among Riverside Crossing, L.C., as original borrower, GIPVA 130 Corporate Blvd, LLC, as new borrower, Newport News Shipbuilding Employees; Credit Union, Inc. DBA BayPort Credit Union, and James B. Mears, as trustee. (Incorporated by reference to Exhibit 10.7 to Form S-11 filed on February 14, 2020)

6.7

Commercial Loan Agreement dated September 30, 2019, between GIPVA 2510 Walmer Ave, LLC and Newport News Shipbuilding Employees; Credit Union, Inc. DBA BayPort Credit Union. (Incorporated by reference to Exhibit 10.8 to Form S-11 filed on February 14, 2020)

6.8

Limited Guaranty Agreement made by David E. Sobelman in favor of American Momentum Bank effective as of April 4, 2018 (Incorporated by reference to Exhibit 10.9 to Form S-11 filed on February 14, 2020)

6.9

Limited Guaranty Agreement made by David E. Sobelman in favor of American Momentum Bank effective as of December 20, 2018 (Incorporated by reference to Exhibit 10.10 to Form S-11 filed on February 14, 2020)

6.10

Limited Guaranty Agreement made by David E. Sobelman in favor of American Momentum Bank effective as of September 11, 2019 (Incorporated by reference to Exhibit 10.11 to Form S-11 filed on February 14, 2020)

6.11

Guaranty of Nonrecourse Carveout Liabilities and Obligations dated as of September 30, 2019 made by Generation Income Properties, L.P., Generation Income Properties, Inc. and David E. Sobelman in favor of Newport News Shipbuilding Employees’ Credit Union, Inc. DBA Bayport Credit Union (Incorporated by reference to Exhibit 10.12 to Form S-11 filed on February 14, 2020)

6.12

Guaranty of Nonrecourse Carveout Liabilities and Obligations dated as of September 30, 2019 made by Generation Income Properties, L.P., Generation Income Properties, Inc. and David E. Sobelman in favor of Newport News Shipbuilding Employees’ Credit Union, Inc. DBA Bayport Credit Union (Incorporated by reference to Exhibit 10.13 to Form S-11 filed on February 14, 2020)

6.13	Form of Director Indemnification Agreement+ (Incorporated by reference to Exhibit 10.14 to Form S-11 filed on February 14, 2020)

6.14	Form of Director Restricted Stock Award Agreement+ (Incorporated by reference to Exhibit 10.15 to Form S-11 filed on February 14, 2020)

6.15	Employment Agreement with David E. Sobelman (incorporated by reference to Exhibit 10.17 of the Company’s Registration Statement on Form S-11 filed on December 26, 2019)+

6.16	Employment Agreement with Richard Russell (incorporated by reference to Exhibit 10.18 of the Company’s Registration Statement on Form S-11 filed on December 26, 2019)+

6.17	$1.9 Million Secured Non-Convertible Promissory Note dated December 16, 2019 (incorporated by reference to Exhibit 6.1 of Form 1-U filed on December 19, 2019)

6.18	Security Agreement dated December 16, 2019 related to $1.9 Million Secured Non-Convertible Promissory Note (incorporated by reference to Exhibit 6.2 of Form 1-U filed on December 19, 2019)

6.19	Redemption Agreement by and between GIPAL JV 15091 SW ALABAMA 20, LLC and TC Huntsville, LLC dated December 18, 2019 (incorporated by reference to Exhibit 6.3 of Form 1-U filed on December 19, 2019)

6.20	Form of Officer Indemnification Agreement+ (Incorporated by reference to Exhibit 10.21 to Form S-11 filed on February 14, 2020)

6.21	Form of Officer and Director Indemnification Agreement+ (Incorporated by reference to Exhibit 10.22 to Form S-11 filed on February 14, 2020)

6.22

Property Management Agreement between 3 Properties LLC and Generation Income Properties Inc. (Walmer Avenue and Corporate Boulevard Properties) (Incorporated by reference to Exhibit 10.23 to Form S-11 filed on February 14, 2020)

6.23	Property Management Agreement between 3 Properties LLC and Generation Income Properties Inc. (Cocoa Property) (Incorporated by reference to Exhibit 10.24 to Form S-11 filed on February 14, 2020)

6.24

Property Management Agreement between 3 Properties LLC and Generation Income Properties Inc. (DC/Tampa/Alabama Properties) (Incorporated by reference to Exhibit 10.25 to Form S-11 filed on February 14, 2020)

6.25

Loan Agreement dated as of February 11, 2020 by and among GIPFL 1300 S DALE MABRY, LLC, GIPDC 3707 14TH ST, LLC and GIPAL JV 15091 SW ALABAMA 20, LLC, as borrowers, and DBR Investments Co. Limited (Incorporated by reference to Exhibit 10.26 to Form S-11 filed on February 14, 2020)

6.26

Guaranty of Recourse Obligations dated as of February 11, 2020 made by David Sobelman and Generation Income Properties, L.P. for the benefit of DBR Investments Co. Limited (Incorporated by reference to Exhibit 10.27 to Form S-11 filed on February 14, 2020)

__________

+	Indicates management contract or compensatory plan.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Exact name of issuer as spelled in its charter:

GENERATION INCOME PROPERTIES, INC.

Date: August 18, 2020	By:	/s/ David Sobelman
		Name:	David Sobelman
		Title:	Chief Executive Officer

GENERATION INCOME PROPERTIES, INC.

Date: August 18, 2020	By:	/s/ Richard Russell
		Name:	Richard Russell
		Title:	Chief Financial Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ David Sobelman	Chief Executive Officer and Director	August 18, 2020
David Sobelman	(Principal Executive Officer)

/s/ Richard Russell	Chief Financial Officer	August 18, 2020
Richard Russell	(Principal Financial Officer and Principal Accounting Officer)